United States securities and exchange commission logo





                               July 14, 2021

       Jorge Newbery
       Chief Executive Officer
       preREO LLC
       440 S. LaSalle Street, Suite 1110
       Chicago, IL 60605

                                                        Re: preREO LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed June 17, 2021
                                                            File No. 024-11555

       Dear Mr. Newbery:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. We note your disclosure on page 37 that you have two classes of shares: common shares and investor shares. We
also note that your limited liability company agreement
                                                        authorizes common
shares and that American Homeowner Preservation 2015A+ LLC
                                                        owns 100% of common
shares. Please describe the major differences between investor shares and common
shares, such as voting rights, transfer rights, dividend rights, terms of conversion, liability
to further calls or to assessment, or any other important rights. Please also include a
description of what happens in the event of liquidation or dissolution.
 Jorge Newbery
FirstName  LastNameJorge Newbery
preREO LLC
Comapany
July       NamepreREO LLC
     14, 2021
July 14,
Page  2 2021 Page 2
FirstName LastName
2. We note that your Investment Agreement contains a fee shifting provision in Section
         17.2. Please disclose the following about the scope of the provision: the types of actions subject to fee-shifting, including whether the registrant intends to
             apply the provision to claims under the federal securities laws; the level of recovery required by the plaintiff to avoid payment;
and
             who is subject to the provision (e.g. former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).
3. We note your description of the jury waiver provision on page 10 and that the provision does not apply to federal securities laws. Please revise your investment agreement to clarify that the jury waiver provision does not apply to federal securities laws or provide reasonable assurance that you will make future investors aware of the provision's limited applicability.
Cover Page

4. We note your disclosure here that you "might change the price of the Series A Preferred
         Stock in the future" and on page 25 that you "will offer the Series A Preferred Stock at
         $10.00 per share" and "might change the price in the future based on [your] evaluation of market conditions." At-the-market offerings are not permitted under Regulation A. Please revise throughout the offering statement to fix the price for the duration of the offering.
         Refer to Rule 251(d)(3)(ii) of Regulation A.
Risks of Investing, page 3

5. Please refer to the description of the "drag-along" rights on page 39 and add risk factor disclosure addressing the risks to investors if they receive the same amount of compensation for their shares that they would have received had the transaction been structured as a sale of assets.
Forum Selection Provision, page 10

6.       We note your disclosure that your First Amended and Restated Limited
Liability
         Company Agreement and Investment Agreement contain an exclusive forum provision;
         however, it does not appear that your Investment Agreement contains such a provision.
         Please advise. We also note that Section 12.3 of the First Amended and Restated Limited
         Liability Company Agreement does not specify whether the exclusive forum provision applies to the Securities Act or Exchange Act claims. Please disclose here whether this provision applies to actions arising under the Securities Act or the Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
 Jorge Newbery
FirstName  LastNameJorge Newbery
preREO LLC
Comapany
July       NamepreREO LLC
     14, 2021
July 14,
Page  3 2021 Page 3
FirstName LastName
Limitation on Rights in Investment Agreement, page 10

7. We note that Section 11 of your Investment Agreement contains an arbitration provision.
         Please include the following disclosure:
             the applicability of the provision to federal securities laws, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, the impact on claims arising under other laws, and whether or not the provision applies to purchasers in secondary transactions.
Securities Being Offered
Distributions, page 25

8. We note your disclosure here that you intend to pay investors a 7% annual return on all their invested capital. You also state on page 26 that your board "must try to return all of the money invested by each Investor no later than the fifth (5th) anniversary following the investment." Please revise to clarify the following disclosure: (1) clarify how paying a 7%
         return annually would result in a "return of capital" in 5 years, and
(2) clarify what you
         mean by this disclosure because it appears that you may be planning to repurchase the securities from investors. In addition, to the extent the shares will be cancelled once the initial investment and the 7% interest have been repaid, please revise your disclosure accordingly. Please also explain your statement on page 26 that "if the Company is profitable, as we expect it to be, it is very likely that investors will receive a return of their investment sooner than five years." Please also balance this disclosure by clarifying, if true, that you may be unable to pay any distributions, resulting in a complete loss of the investment, and the maximum return an investor can achieve is 7%. Mandatory Withdrawals, page 27

9. Please provide us with the legal basis for your statements that you may require an investor to sell all or a portion of all Series A Preferred stock back to the company in the event that
         (1) you believe the investor made a material misrepresentation to the company or (2) if legal or regulatory proceedings are commenced or threatened against the company or any of its members arising from or relating to the investor's interest in the company. Please also clarify what you mean by the statement that the purchase price will be equal to the investor's capital account.
Limited Rights of Liquidity, page 28

10. Please refer to the penultimate paragraph on page 29 and provide an example of a numeric calculation giving investors a clear understanding of how the repurchase price of the preferred stock would be calculated in the event investors exercise the limited right of liquidity described here. For example, you can provide numeric calculations for an exercise of the limited right of liquidity in years one, two and three following the date the investors acquired the shares which they seek to liquidate.
 Jorge Newbery
preREO LLC
July 14, 2021
Page 4

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions.



                                                             Sincerely,
FirstName LastNameJorge Newbery
                                                             Division of
Corporation Finance
Comapany NamepreREO LLC
                                                             Office of Finance
July 14, 2021 Page 4
cc:       Mark Roderick, Esq.
FirstName LastName